UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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15049159

SEC Mail Processing Section
RECEIVED
MAR 02 2015
Wash., D.C. 201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68377

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GSA CAPITAL ASSOCIATES, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 EAST 58th STREET, 24th FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10155 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANNE KANO MITCHELL (212) 308-6423
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
(Name- *if individual, state last, first, middle name)*

1776 K STREET, NW, SUITE 840, WASHINGTON, DC 20006
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

Sec. 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ANNE KANO MITCHELL, swear (or affirm) that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of GSA CAPITAL ASSOCIATES, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

AGRON SOKOLI
Notary Public - State of New York
NO. 01SO6242271
Qualified in Queens County
My Commission Expires 5/31/__

Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Exemption Report.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1776 K STREET, N.W., SUITE 840
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of GSA Capital Associates, LLC

We have audited the accompanying statement of financial condition of GSA Capital Associates, LLC (a New York corporation) as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the statement of financial condition. GSA Capital Associates, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of GSA Capital Associates, LLC as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

William Batdorf & Company, P.C.

Washington, DC
February 26, 2015

GSA Capital Associates, LLC

Statement of Financial Condition

December 31,	2014
Assets	
Current assets	
Cash and cash equivalents	$ 92,025
Accounts receivable	1,956,916
Prepaid expenses	1,774
Prepaid registration fees	3,053
	$ 2,053,768
Liabilities and Member's Equity	
Current liabilities	
Accounts payable	$ 800
Accrued expenses	7,500
Total current liabilities	8,300
Member's equity	2,045,468
	$ 2,053,768

See accompanying notes and accountants' report.

1. Organization and Nature of Business

GSA Capital Associates, LLC (Company) was formed on July 7, 2009, as a limited liability company under the laws of New York. The Company is a wholly-owned subsidiary of Global Strategic Associates, LLC (GSA), who provides strategic financial consulting and advisory services.

As a broker-dealer, the Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides transaction-specific capital-raising and merger and acquisition advisory services.

The Company has entered into an agreement with GSA, whereby GSA provides administrative and management services to the Company, including personnel, office space, and administrative support. GSA charged the Company $175,319 for these services in 2014.

During 2014, the Company's sole source of revenue is from one placement fee and accounts receivable were generated from two clients who are related to each other (see revenue recognition, Note 2).

GSA will maintain the net capital requirements of the Company in accordance with FINRA's requirements through January 1, 2016, if necessary.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying policies of the Company are in accordance with accounting principles generally accepted in the United States of America applied on a basis consistent with that of the preceding years.

Basis of Accounting

These financial statements are prepared on the accrual basis of accounting, whereby revenue is recognized when earned and expenses are recognized when incurred.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions. Significant estimates include the allowance for doubtful accounts.

Revenue Recognition

Placement fees from capital-raising and merger and acquisition services are recognized when the Company has a deemed nonforfeitable right to commission earnings based on the provisions of each separate contract. During 2014, the Company earned fees from one customer for one placement fee in the amount of $1,750,000, of which $533,333 was received during 2014. In December 2014, the Company agree with its client to discount the remaining accounts receivable by the amount of $43,084 in exchange for receiving payment in January 2015, which is earlier than obligated under the contract. As of December 31, 2014, the Company has recognized the discount in accounts receivable and in its income statements for the year ended December 31, 2014.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Income Taxes

As a single-member limited liability company, the Company is disregarded as a separate reporting entity and its income and expenses are included in the tax returns of GSA. In addition, GSA is a limited liability company and has elected to be taxed as a partnership. As a result, both the Company and GSA earnings and losses are included in GSA's member's personal income tax returns and taxed depending on their personal tax strategies.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February __, 2015, the date the financial statements were available to be issued.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. On December 31, 2014, the Company had net capital of $83,725, which was $78,725 in excess of its required net capital of $5,000 and its percentage of aggregate indebtedness to net capital ratio was 9.91%.

4. Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalents.

The Company maintains its cash and cash equivalents, which at times may exceed the federally insured limit, in bank deposit accounts with high quality financial institutions. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

5. Dependency on Parent Company

The Company is dependent on its parent company (GSA) to provide funds in order for the Company to meet its net capital requirements. GSA will provide the appropriate funds to satisfy this requirement through January 1, 2016, if necessary.

* * * * *

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1776 K STREET, N.W., SUITE 840
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of GSA Capital Associates, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) GSA Capital Associates, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which GSA Capital Associates, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) GSA Capital Associates, LLC stated that GSA Capital Associates, LLC met the identified exemption provisions throughout the period June 1, 2014 through December 31, 2014 without exception. GSA Capital Associates, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GSA Capital Associates, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

William Batdorf & Company, P.C.

Washington, DC
February 25, 2015

GSA CAPITAL ASSOCIATES, LLC
150 East 58th Street • 24th FLOOR
NEW YORK, NY 10155
PHONE: (212) 308-6423
FAX: (212) 308-6428

EXEMPTION REPORT

December 31, 2014

To the best of our knowledge and belief, GSA Capital Associates, LLC is exempt from the provisions of Rule 15c3-3 because it meets the conditions set forth in paragraph (k) of Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(2)(i). The Company met the exemption provision in paragraph (k)(2)(i) of Rule 15c3-3 from the period June 1, 2014 through December 31, 2014 without exception.

Very truly yours,

Anne Kano Mitchell
President